UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form T-3/A
(Amendment No. 1)
FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

CIT Group Inc.
CIT Group Funding Company of Delaware LLC
(Name of Applicant)
c/o CIT Group Inc.
505 Fifth Avenue
New York, New York 10017
(Address of Principal Executive Offices)
Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
Series A Secured Notes	$22,075,000,000
Series B Secured Notes	$2,150,000,000
Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:	Copies to be sent to:
Robert J. Ingato, Esq.	Andrea Nicolas, Esq.
Executive Vice President and General Counsel	Skadden, Arps, Slate, Meagher & Flom LLP
CIT Group Inc.	Four Times Square
505 Fifth Avenue	New York, New York 10036
New York, New York 10017	(212) 735-3000
(212) 771-0505
Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANATORY NOTE
This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed solely to file as Exhibit T3E.1 an updated copy of the Offering Memorandum, Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization in order to make certain corrections thereto from the version that had previously been filed as an exhibit. This Amendment is not intended to amend or delete any other part of the Application.

List of Exhibits

Exhibit T3A.1	—	Second Restated Certificate of Incorporation of CIT Group Inc. (filed as Exhibit 3.1 to CIT Group Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated by reference herein).

Exhibit T3A.2	—	Certificate of Formation of CIT Group Funding Company of Delaware LLC, dated as of December 28, 2007 (previously filed).

Exhibit T3B.1	—	Amended and Restated By-laws of CIT Group Inc. (filed as Exhibit 99.3 to CIT Group Inc.’s Current Report on Form 8-K filed on January 17, 2008 and incorporated by reference herein).

Exhibit T3B.2	—	Limited Liability Company Agreement of CIT Group Funding Company of Delaware LLC, dated as of December 31, 2007 (previously filed).

Exhibit T3C.1	—	Form of Indenture between CIT Group Funding Company of Delaware LLC and The Bank of New York Mellon, as Trustee (previously filed).

Exhibit T3C.2	—	Form of Indenture between CIT Group Inc. and The Bank of New York Mellon, as Trustee (previously filed).

Exhibit T3D	—	Not applicable.

Exhibit T3E.1	—	Offering Memorandum, Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization (filed herewith).

Exhibit T3E.2	—	Ballot (previously filed).

Exhibit T3E.3	—	Letter of Transmittal and Ballot (previously filed).

Exhibit T3F	—	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C herewith).

Exhibit 25.1	—	Form T-1s qualifying The Bank of New York Mellon as Trustee under the Indentures to be qualified (previously filed).

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, New York, on October 2, 2009.
(SEAL)

CIT GROUP INC.
By:	/s/ James P. Shanahan
	Name:	James P. Shanahan
	Title:	Senior Vice President & Chief Compliance Officer

CIT GROUP FUNDING COMPANY OF DELAWARE LLC
By:	/s/ James P. Shanahan
	Name:	James P. Shanahan
	Title:	Senior Vice President & Assistant Secretary

Attest:
By: /s/ Andrea L. Nicolas
Name: Andrea L. Nicolas